PROSPECTUS	Filed Pursuant to Rule 424(b)(3) Registration No. 333-240129

53,475,768 Shares of Common Stock

This prospectus relates to the resale of up to 53,475,768 shares of AzurRx BioPharma, Inc. (the “Company,” “we,” “our” or “us”) common stock, par value $0.0001 per share, by the selling stockholders listed in this prospectus or their permitted transferees. The shares of common stock registered for resale pursuant to this prospectus include:

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31,754,204 shares of common stock issuable upon conversion of Series B Convertible Preferred Stock (the “Series B Preferred Stock”) issued to the selling stockholders in a private placement offering (the “Private Placement”), including the related exchange offering (the “Exchange”), which closed on July 16, 2020, including up to 2,628,448 shares of common stock potentially issuable in respect of paid-in-kind dividend obligations relating to the Series B Preferred Stock;

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14,562,826 shares of common stock issuable upon exercise of warrants (the “Series B Warrants”) issued to the selling stockholders in connection with the Private Placement;

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1,772,937 shares of common stock issuable upon exercise of warrants (the “Exchange Warrants”) issued to certain accredited investors (the “Exchange Investors”) in connection with the Exchange; and

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1,382,902 shares of common stock issuable upon exercise of warrants (the “July Placement Agent Warrants”) issued to Alexander Capital L.P. (together with its designees identified as selling stockholders herein, as the context may require, “Alexander”), or its designees, in connection with the Private Placement.

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3,558,795 shares of common stock issuable upon exercise of warrants (the “Note Warrants”) of issued to the selling stockholders in an offering of Senior Convertible Promissory Notes which commenced on December 20, 2019 (the “Convertible Notes Offering”);

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444,104 shares of common stock issuable upon exercise of warrants (the “January Placement Agent Warrants” and together with the July Placement Agent Warrants, the “Placement Agent Warrants”) issued to Alexander or its designees, in connection with the Convertible Notes Offering;

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $19.7 million from the cash exercise the Series B Warrants, the Exchange Warrants, the Note Warrants and the Placement Agent Warrants (together, the “warrants”) by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise.

The selling stockholder may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. See Plan of Distribution on page 13 of this prospectus for more information about how the selling stockholder may sell the shares of common stock being registered pursuant to this prospectus. The selling stockholder may be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, (the “Securities Act”).

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See Plan of Distribution on page 13 of this prospectus.

Our common stock is currently listed on The Nasdaq Capital Market under the symbol “AZRX”. On September 18, 2020, the last reported sale price of our common stock on The Nasdaq Capital Market was $0.815.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

Investing in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2020.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our securities. You should read this entire prospectus carefully, including the “Risk Factors” section in this prospectus and under similar captions in the documents incorporated by reference into this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “AzurRx”, “Company”, “we”, “us”, “our” or similar references mean AzurRx BioPharma, Inc. and its subsidiaries on a consolidated basis. References to “AzurRx BioPharma” refer to AzurRx BioPharma, Inc. on an unconsolidated basis. References to “AzurRx SAS” refer to AzurRx SAS, AzurRx BioPharma’s wholly-owned subsidiary through which we conduct our European operations.

Overview

                We are engaged in the research and development of non-systemic biologics for the treatment of patients with gastrointestinal disorders. Non-systemic biologics are non-absorbable drugs that act locally, i.e. the intestinal lumen, skin or mucosa, without reaching an individual’s systemic circulation.

We are currently focused on developing our lead drug candidate, MS1819, which is described below:

MS1819

                 MS1819 is a recombinant lipase enzyme for the treatment of exocrine pancreatic insufficiency (“EPI”) associated with cystic fibrosis (“CF”) and chronic pancreatitis (“CP”). MS1819, supplied as an oral non-systemic biologic capsule, is derived from the Yarrowia lipolytica yeast lipase and breaks up fat molecules in the digestive tract of EPI patients so that they can be absorbed as nutrients. Unlike the standard of care, the MS1819 synthetic lipase does not contain any animal products.

                  MS1819 – Phase 2 Chronic Pancreatitis Study

In June 2018, we completed an open-label, dose escalation Phase 2a trial of MS1819 in France, Australia, and New Zealand to investigate both the safety of escalating doses of MS1819, and the efficacy of MS1819 through the analysis of each patient’s coefficient of fat absorption (“CFA”) and its change from baseline. A total of 11 CP patients with EPI were enrolled in the study and final data indicated a strong safety and efficacy profile. Although the study was not powered for efficacy, in a pre-planned analysis, the highest dose (2.2 grams per day) cohort of MS1819 showed statistically significant and clinically meaningful increases in CFA compared to baseline with a mean increase of 21.8% and a p-value of p=0.002 on a per protocol basis. Maximal absolute CFA response to treatment was up to 62%.

MS1819 – Phase 2 and Phase 2b Cystic Fibrosis Monotherapy Studies

In October 2018, the U.S. Food and Drug Administration (“FDA”) cleared our Investigational New Drug (“IND”) application for MS1819 in patients with EPI due to CF. In connection with the FDA’s clearance of the IND, we initiated a multi-center Phase 2 OPTION bridging dose safety study in the fourth quarter of 2018 in the United States and Europe (the “OPTION Cross-Over Study”). We targeted enrollment of 30 to 35 patients for the OPTION Cross-Over Study and dosed the first patients in February 2019. In June 2019, we reached our enrollment target for the study.

On September 25, 2019, we announced positive results from the OPTION Cross-Over Study. Results showed that there were no serious adverse safety events and that the primary efficacy endpoint of CFA was comparable to the CFA in a prior Phase 2 study in patients with CP, while using the same dosage of MS1819. The dosage used in the OPTION CF Study was 2.2 grams per day, which was determined in agreement with the FDA as a bridging dose from the highest safe dose used in the Phase 2 CP dose escalation study. Although the study was not powered for statistical significance, the data demonstrated meaningful efficacy results, with approximately 50% of the patients showing CFAs high enough to reach non-inferiority with standard porcine enzyme replacement therapy (“PERT”). Additionally, the coefficient of nitrogen absorption (“CNA”) was comparable between the MS1819 and PERT arms, 93% vs. 97%, respectively, in the Option Cross-Over Study. This important finding confirms that protease supplementation is not likely to be required with MS1819 treatment. A total of 32 patients, ages 18 or older, completed the OPTION Cross-Over Study.

   On October 17, 2019, we announced that the Cystic Fibrosis Foundation Data Safety Monitoring Board (the “CFF DSMB”) completed its review of the final results of the OPTION Cross-Over Study and had found no safety concerns for MS1819, and that the CFF DSMB supported our plan to proceed to a higher 4.4 gram dose of MS1819 with enteric capsules in our next planned multi-center dose escalation Phase 2 OPTION clinical trial (the “OPTION 2 Trial”). In December 2019, we submitted the clinical trial protocol to the existing IND at the FDA. The clinical trial protocol has been reviewed by the FDA and we have provided responses to the FDA’s questions. In April 2020, we received approval to conduct the OPTION 2 Trial in Therapeutics Development Network (TDN) clinical sites in the U.S. as well as Institutional Review Board (IRB) approval to commence the OPTION 2 Trial.

The OPTION 2 Trial is designed to investigate the safety, tolerability and efficacy of MS1819 (2.2 gram and 4.4 gram doses in enteric capsules) in a head-to-head manner versus PERTs, the current standard of care. The OPTION 2 Trial is an open-label, crossover study, conducted in 15 sites in the U.S. and Europe. A total of 30 CF patients 18 years or older will be enrolled. MS1819 will be administered in enteric capsules to provide gastric protection and allow optimal delivery of enzyme to the duodenum. Patients will first be randomized into two cohorts: to either the MS1819 arm, where they receive a 2.2 gram daily oral dose of MS1819 for three weeks; or to the PERT arm, where they receive their pre-study dose of PERT pills for three weeks. After three weeks, stools will be collected for analysis of CFA. Patients will then be crossed over for another three weeks of the alternative treatment. After three weeks of cross-over therapy, stools will again be collected for analysis of CFA. A parallel group of patients will be randomized and studied in the same fashion, using a 4.4 gram daily dose of MS1819. All patients will be followed for an additional two weeks after completing both crossover treatments for post study safety observation. Patients will be assessed using descriptive methods for efficacy, comparing CFA between MS1819 and PERT arms, and for safety.

On July 22, 2020, we announced that we initiated the OPTION 2 Trial with the activation of three clinical sites in the U.S. and initial screening of the first patient. We expect topline data for the OPTION 2 Trial in the first quarter of 2021, however, this timeline may be delayed due to the COVID-19 epidemic.

MS1819 – Phase 2 Combination Therapy Study

In addition to the OPTION Cross-Over Study, we launched a Phase 2 multi-center clinical trial (the “Combination Trial”) in Hungary to investigate MS1819 in combination with PERT, for CF patients who suffer from severe EPI, but continue to experience clinical symptoms of fat malabsorption despite taking the maximum daily dose of PERTs. The Combination Trial is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819, in conjunction with a stable dose of PERTs, in order to increase CFA and relieve abdominal symptoms in uncontrolled CF patients.

On October 15, 2019, we announced that we dosed the first patients in our Combination Trial. This study is designed to investigate the safety, tolerability and efficacy of escalating doses of MS1819 (700 mg, 1120 mg and 2240 mg per day, respectively), in conjunction with a stable dose of porcine PERTs, in order to increase the CFA and relieve abdominal symptoms. A combination therapy of PERT and MS1819 has the potential to: (i) correct macronutrient and micronutrient maldigestion; (ii) eliminate abdominal symptoms attributable to maldigestion; and (iii) sustain optimal nutritional status on a normal diet in CF patients with severe EPI. Planned enrollment is expected to include approximately 24 CF patients with severe EPI, at clinical trial sites in Hungary and additional countries in Europe including Spain, with study completion now anticipated in the first quarter of 2021, however, this timeline may be delayed due to the COVID-19 epidemic. On August 11, 2020, the Company announced positive interim data on the first five patients in the Combination Trial. The primary efficacy endpoint was met, with CFAs greater than 80% for all patients across all visits. For secondary efficacy endpoints, the Company observed that stool weight decreased, the number of stools per day decreased, steatorrhea improved, and body weight increased. Additionally, no serious adverse events were reported.

We do not expect to generate revenue from drug candidates that we develop until we obtain approval for one or more of such drug candidates and commercialize our product or enter into a collaborative agreement with a third party. We do not have any products approved for sale at the present and have never generated revenue from product sale.

Recent Developments

Convertible Notes Offering

On December 20, 2019, we began an offering of (i) Senior Convertible Promissory Notes (the “Notes”) in the principal amount of up to $8.0 million to certain accredited investors (the “Note Investors”), and (ii) warrants to purchase shares of our common stock, each pursuant to Note Purchase Agreements entered into by and between us and each of the Note Investors (the “NPAs”).

Between December 20, 2019 and January 9, 2020, we issued Notes to the Note Investors in the aggregate principal amount of $6,904,000. Each Note matured on September 20, 2020, accrued interest at a rate of 9% per annum, and was convertible, at the option of the holder, into shares of our common stock at a price of $0.97 per share (the “Note Conversion Shares”). As additional consideration for the execution of the NPA, each Note Investor also received Note Warrants to purchase that number of shares of our common stock equal to one-half of the Note Conversion Shares issuable upon conversion of the Notes (the “Note Warrant Shares”). The Note Warrants have an exercise price of $1.07 per share and expire five (5) years from the date of issuance. As disclosed in our Current Report on Form 8-K filed on June 1, 2020, the conversion price of Mr. Borkowski’s Convertible Note was subsequently increased to $1.07 per share, to comply with the requirements of Nasdaq Listing Rule 5635(c).

Pursuant to a Registration Rights Agreement, executed by us and each Note Investor, we were required to register the Note Conversion Shares and Note Warrant Shares. We have filed this registration statement with the U.S. Securities and Exchange Commission (the “SEC”) that includes this prospectus to register for resale under the Securities Act of 1933, up to 3,998,889 shares of common stock, the Note Warrant Shares and shares of common stock issuable upon conversion of the January Placement Agent Warrants. As a result of the Exchange, described below, we are not registering the Note Conversion Shares.

Placement agent fees of $553,860 were paid to Alexander, who acted as the exclusive placement agent for the Convertible Notes Offering, which cash fees were based on 9% of the aggregate principal amount of the Notes issued to the Note Investors introduced by Alexander. In addition, Alexander (i) was issued warrants, containing substantially the same terms and conditions as the Note Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Note Conversion Shares issuable upon conversion of the Notes issued to the Note Investors introduced by Alexander, (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering introduced by Alexander, or $61,540, and (iii) was reimbursed $50,000 for its counsel's fees. 285,867 of the January Placement Agent Warrants have an exercise price of $1.21 per and 158,237 of these January Placement Agent Warrants have an exercise price of $1.42 per share. All of the January Placement Agent Warrants expire five (5) years from the date of issuance.

In connection with the Convertible Notes Offering, ADEC Private Equity Investments, LLC (“ADEC”), the holder of certain notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in the Convertible Notes Offering in consideration for the repayment, in full, of $554,153 remaining due under the terms of the Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by us on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

See section captioned “Description of Transactions – Convertible Notes Offering” below.

Private Placement and Exchange

On July 16, 2020, we consummated the Private Placement whereby we entered into a Convertible Preferred Stock and Warrant Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited and institutional investors (the “Private Placement Investors”). Pursuant to the Purchase Agreement, we issued an aggregate of 2,912.583005 shares of Series B Convertible Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of common stock at $0.77 per share, together with the Series B Warrants to purchase an aggregate of 14,562,826 shares of common stock at an exercise price of $0.85 per share. The amount of the Series B Warrants is equal to 50% of the shares of common stock into which the Series B Preferred Stock is initially convertible.

 In connection with the Private Placement, an aggregate of 1,975.578828 shares of Series B Preferred Stock initially convertible into 19,755,748 shares of common stock and related 9,877,835 Series B Warrants were issued for cash consideration. In addition, the balance of an aggregate of 937.004177 shares of Series B Preferred Stock initially convertible into 9,370,008 shares of common stock and related Series B Warrants to purchase 4,684,991 shares of common stock was issued to the Exchange Investors in exchange for consideration consisting of approximately $6.9 million aggregate outstanding principal amount, together with accrued and unpaid interest thereon of approximately $0.3 million, of the Notes, pursuant to an Exchange Addendum (the “Exchange Addendum”) executed by us and the Exchange Investors. As additional consideration to the Exchange Investors, we also issued the Exchange Warrants to purchase an aggregate of 1,772,937 shares of common stock at an exercise price of $0.85 per share. The amount of the Exchange Warrants is equal to 25% of the shares of common stock into which the Notes were originally convertible upon the initial issuance thereof

Alexander acted as placement agent for the Private Placement. We paid Alexander 9.0% of the gross cash proceeds received by us from Private Placement Investors introduced by Alexander and 4.0% of the gross cash proceeds received by us from all other Private Placement Investors, or approximately $1.3 million. We also paid Alexander a non-accountable cash fee equal to 1.0% of the gross cash proceeds in the Private Placement and a cash financial advisory fee equal to 3.0% of the outstanding principal balance of the Notes that were submitted in the Exchange, excluding certain specified holders, or approximately $0.3 million in additional cash fees in the aggregate. Also, we reimbursed Alexander $100,000 for legal and other out-of-pocket expenses.

In addition, we issued to Alexander, or its designees, the July Placement Agent Warrants to purchase up to 7.0% of the aggregate number of shares of common stock underlying the Series B Preferred Stock sold for cash consideration in the Private Placement, or 1,382,902 shares.

In connection with the Private Placement, we entered into a Registration Rights Agreement with the Private Placement Investors(the “July RRA”), pursuant to which we are required to register the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants and the Exchange Warrants. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants, the Exchange Warrants and the July Placement Agent Warrants.

See section captioned “Description of Transactions – Private Placement and Exchange” below.

Stockholder Approval

On September 11, 2020, our stockholders voted to approve the full conversion of the Series B Preferred Stock and the full exercise of the Series B Warrants and the Exchange Warrants and the July Placement Agent Warrants issued in the Private Placement and the Exchange (the “Stockholder Approval”) at our 2020 annual meeting of stockholders.

The Offering

Shares of common stock offered by the selling stockholders
53,475,768 shares consisting of:

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up to 31,754,204 shares of common stock, par value $0.0001 per share, issuable upon conversion of Series B Preferred Stock held by the selling stockholders, including up to 2,628,448 shares of common stock potentially issuable in respect of paid-in-kind dividend obligations relating to the Series B Preferred Stock.

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14,562,826 shares of common stock issuable upon exercise of Series B Warrants held by the selling stockholders.

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1,772,937 shares of common stock issuable upon exercise of the Exchange Warrants.

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1,382,902 shares of common stock issuable upon exercise of the July Placement Agent Warrants.

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3,558,795 shares of common stock issuable upon exercise of the Note Warrants held by the selling stockholders.

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444,104 shares of common stock issuable upon exercise of warrants the January Placement Agent Warrants.

Shares of common stock outstanding before this offering	28,502,850 shares of common stock

Shares of common stock to be outstanding after giving effect to the issuance of shares registered hereunder	81,978,618 shares of common stock

Use of proceeds
We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholder. However, we may receive proceeds of up to approximately $19.7 million from the cash exercise the warrants by the selling stockholders, once the registration statement, of which this prospectus is a part, is declared effective. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise.

We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. See “Use of Proceeds” on page 12 of this prospectus.

Terms of this offering
The selling stockholders, including their transferees, donees, pledgees, assignees and successors-in-interest, may sell, transfer or otherwise dispose of any or all of the shares of common stock offered by this prospectus from time to time on The Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. The shares of common stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market price or at negotiated prices.

Nasdaq symbol	Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Risk Factors
Investing in our securities involves significant risks. Before making a decision whether to invest in our securities, please read the information contained in or incorporated by reference under the heading “Risk Factors” in this prospectus, the documents we have incorporated by reference herein, and under similar headings in other documents filed after the date hereof and incorporated by reference into this prospectus. See “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to purchase our securities, including the shares of common stock and warrants offered by this prospectus, you should carefully consider the risks and uncertainties described under “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, any subsequent Quarterly Report on Form 10-Q and our other filings with the SEC, all of which are incorporated by reference herein. If any of these risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals, the value of our securities could decline and you could lose some or all of your investment. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition and prospects could be harmed. In that event, the market price of our common stock and the value of the warrants could decline, and you could lose all or part of your investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, and any documents we incorporate by reference, contain certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this prospectus and any documents we incorporate by reference, other than statements of historical facts, are forward-looking statements including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “target”, “potential”, “will”, “would”, “could”, “should”, “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

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availability of capital to satisfy our working capital requirements;

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accuracy of our estimates regarding expense, future revenue and capital requirements;

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ability to continue operating as a going concern;

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our plans to develop and commercialize our lead drug candidate, MS1819;

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our ability to initiate and complete our clinical trials and to advance our principal product candidates into additional clinical trials, including pivotal clinical trials, and successfully complete such clinical trials;

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regulatory developments in the U.S. and foreign countries;

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the performance of our third-party contract manufacturer(s), contract research organization(s) and other third-party non-clinical and clinical development collaborators and regulatory service providers;

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our ability to obtain and maintain intellectual property protection for our core assets;

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the size of the potential markets for our product candidates and our ability to serve those markets;

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the rate and degree of market acceptance of our product candidates for any indication once approved;

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the success of competing products and product candidates in development by others that are or become available for the indications that we are pursuing;

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the loss of key scientific, clinical and nonclinical development, and/or management personnel, internally or from one of our third-party collaborators;

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the impact of the coronavirus (COVID-19) epidemic on our operations, and current and planned clinical trials, including, but not limited to delays in clinical trial recruitment and participation; and

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other risks and uncertainties, including those listed in the “Risk Factors” section of this prospectus and the documents incorporated by reference herein.

These forward-looking statements are only predictions and we may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, so you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. We have included important factors in the cautionary statements included in this prospectus supplement, as well as certain information incorporated by reference into this prospectus supplement and the accompanying prospectus, that could cause actual future results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus supplement and the accompanying prospectus with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

DESCRIPTION OF TRANSACTIONS

Convertible Notes Offering

On December 20, 2019, we began an offering of (i) the Notes in the principal amount of up to $8.0 million to the Note Investors, and (ii) warrants to purchase shares of our common stock, each pursuant to NPAs.

Between December 20, 2019 and January 9, 2020, we issued Notes to the Note Investors in the aggregate principal amount of $6,904,000. Each Note matured on September 20, 2020, accrued interest at a rate of 9% per annum, and was convertible, at the option of the holder, into the Note Conversion Shares at a price of $0.97 per share. As additional consideration for the execution of the NPA, each Note Investor also received Note Warrants to purchase that number of shares of our common stock equal to one-half of the Note Warrant Shares. The Note Warrants have an exercise price of $1.07 per share and expire five (5) years from the date of issuance. As disclosed in our Current Report on Form 8-K filed on June 1, 2020, the conversion price of Mr. Borkowski’s Convertible Note was subsequently increased to $1.07 per share, to comply with the requirements of Nasdaq Listing Rule 5635(c).

Pursuant to the Registration Rights Agreement executed by us and each Note Investor, we were required to register the Note Conversion Shares and Note Warrant Shares. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the Note Warrant Shares and shares of common stock issuable upon conversion of the Note Placement Agent Warrant. As a result of the Exchange, described below, we are not registering the Note Conversion Shares.

Placement agent fees of $553,860 were paid to Alexander, who acted as the exclusive placement agent for the Convertible Notes Offering, which cash fees were based on 9% of the aggregate principal amount of the Notes issued to the Investors introduced by Alexander. In addition, Alexander (i) was issued warrants, containing substantially the same terms and conditions as the Note Warrants, to purchase an aggregate of 444,104 shares of common stock, representing 7% of the Note Conversion Shares issuable upon conversion of the Notes issued to the Note Investors introduced by Alexander, (ii) was paid a non-accountable expense allowance of 1% of the gross proceeds from the Notes Offering introduced by Alexander, or $61,540, and (iii) was reimbursed $50,000 for its counsel's fees. 285,867 of the January Placement Agent Warrants have an exercise price of $1.21 per and 158,237 of these January Placement Agent Warrants have an exercise price of $1.42 per share. All of the January Placement Agent Warrants expire five (5) years from the date of issuance.

In connection with the Convertible Notes Offering, ADEC, the holder of certain Notes issued under that certain Note Purchase Agreement, dated as of February 14, 2019, in the aggregate original principal amount of $2.0 million, consented to the issuance of the Notes in consideration for the repayment, in full, of the remaining principal balance of $450,000 plus outstanding accrued interest of $104,153 remaining due under the terms of the Notes on or before January 2, 2020, net of the payment to ADEC of $550,000 made by us on December 23, 2019 and $1.0 million on December 31, 2019 from proceeds from the issuance of the Notes.

Private Placement and Exchange

On July 16, 2020, we consummated the Private Placement whereby we entered into the Purchase Agreement with the Private Placement Investors. Pursuant to the Purchase Agreement, we issued an aggregate of 2,912.583005 shares of Series B Convertible Preferred Stock, at a price of $7,700.00 per share, initially convertible into an aggregate of 29,125,756 shares of common stock at $0.77 per share, together with the Series B Warrants to purchase an aggregate of 14,562,826 shares of common stock at an exercise price of $0.85 per share. The amount of the Series B Warrants is equal to 50% of the shares of common stock into which the Series B Preferred Stock is initially convertible.

In connection with the Private Placement, an aggregate of 1,975.578828 shares of Series B Preferred Stock initially convertible into 19,755,748 shares of common stock and related 9,877,835 Series B Warrants were issued for cash consideration. In addition, the balance of an aggregate of 937.004177 shares of Series B Preferred Stock initially convertible into 9,370,008 shares of common stock and related Series B Warrants to purchase 4,684,991 shares of common stock was issued to the Exchange Investors in exchange for consideration consisting of approximately $6.9 million aggregate outstanding principal amount, together with accrued and unpaid interest thereon of approximately $0.3 million, of the Notes, pursuant to an Exchange Addendum executed by us and the Exchange Investors. As additional consideration to the Exchange Investors, we also issued certain the Exchange Warrants to purchase an aggregate of 1,772,937 shares of common stock at an exercise price of $0.85 per share. The amount of the Exchange Warrants is equal to 25% of the shares of common stock into which such Notes were originally convertible upon the initial issuance thereof.

Alexander acted as placement agent for the Private Placement. We paid Alexander 9.0% of the gross cash proceeds received by us from Private Placement Investors introduced by Alexander and 4.0% of the gross cash proceeds received by us from all other Private Placement Investors, or approximately $1.3 million. We also paid Alexander non-accountable cash fee equal to 1.0% of the gross cash proceeds in the Private Placement and a cash financial advisory fee equal to 3.0% of the outstanding principal balance of the Notes that were submitted in the Exchange, excluding certain specified holders, or approximately $0.3 million in additional cash fees in the aggregate. Also, we reimbursed Alexander $100,000 for legal and other out-of-pocket expenses. In addition, we issued to Alexander, or its designees, the July Placement Agent Warrants to purchase up to 7.0% of the aggregate number of shares of common stock underlying the Series B Preferred Stock sold for cash consideration in the Private Placement, or 1,382,902 shares.

In connection with the Private Placement, we entered into the July RRA, pursuant to which we were required to register the shares of common stock underlying the Series B Preferred Stock, the Series B Warrants and the Exchange Warrants. We have filed this registration statement with the SEC that includes this prospectus to register for resale under the Securities Act, the shares of common stock underlying each of the Series B Preferred Stock, the Series B Warrants, Exchange Warrants and the July Placement Agent Warrants.

SELLING STOCKHOLDERS

This prospectus relates to the sale from time to time by the selling stockholders of up to 53,475,768 shares of our common stock, which consists of up to (i) 31,754,204 shares of common stock, par value $0.0001 per share, issuable upon conversion of the Series B Preferred Stock issued in the Private Placement, including up to 2,628,448 shares of common stock potentially issuable in respect of paid-in-kind dividend obligations relating to the Series B Preferred Stock (ii) 14,562,826 shares of common stock issuable upon exercise of the Series B Warrants issued in the Private Placement, (iii) 1,772,937 shares of common stock issuable upon exercise of the Exchange Warrants issued in the Exchange, (iv) 1,382,902 shares of common stock issuable upon exercise of the July Placement Agent Warrants issued to Alexander as compensation in connection with the Private Placement and the Exchange, (v) 3,558,795 shares of common stock issuable upon exercise of the Note Warrants issued in the Convertible Notes Offering and (vi) 444,104 shares of common stock issuable upon exercise of the January Placement Agent Warrants issued to Alexander as compensation in connection with the Convertible Notes Offering. When we refer to the “selling stockholders” in this prospectus, we mean the persons and entities listed in the table below, and their respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholders’ interests in shares of our common stock other than through a public sale.

The selling stockholder may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.

The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder and reflects its holdings as of September 15, 2020. The number of shares common stock beneficially owned by the selling stockholders is determined under rules promulgated by the SEC. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the securities covered by this prospectus.

	Shares Beneficially Owned		Maximum Number of Shares Being Offered Pursuant to this Prospectus(1)(2)		Shares Beneficially Owned After Completion of the Offering(1)(3)
Name of Selling Stockholder	Prior to Offering(1)(2)(3)		Series B Preferred Stock	Warrants	Number	Percent (4)
Adam Cavise	127,272	(5)	-	127,272	-	*
Alexander D. Walsh	258,661		145,528	113,133	-	*
Allen Whittemore & Mary Walton	309,787		212,385	97,402	-	*
Amory Ross	627,967	(6)	125,930	123,475	378,562	1.3%
Andrew Amorosi	154,893		106,192	48,701	-	*
Andrew Johnston ROTH IRA	99,130		67,962	31,168	-	*
Andrew Sanford	105,764		57,703	38,061	10,000	*
Archero 2020	176,870		108,007	68,863	-	*
Arthur Smalley	61,957		42,477	19,480	-	*
Beatrice Knox-Johnston	165,220		113,272	51,948	-	*
Bellis, Blauvelt-Demarest Foundations, Inc.	82,610		56,636	25,974	-	*
Bolton Equities Management USA, LLC	1,032,626		707,951	324,675	-	*
Boulderwood LLC	449,126		254,904	194,222	-	*
Brenda B. Oakes	182,803		114,724	68,079	-	*
Brett Webbe	221,036		130,335	90,701	-	*
Brio Capital Master Fund, Ltd.	516,314		353,976	162,338	-	*
Brody 2016 Family Trust	15,902		10,902	5,000	-	*
Bruce Conway	601,113		412,113	189,000	-	*
Bryan McShane	418,155		212,385	97,402	108,368	*
BTR Partners LP	440,127	(7)	222,230	217,897	-	*
C. Erik Young	206,525		141,590	64,935	-	*
C. Finnegan Faldi	125,238		72,609	52,629	-	*
Carl Martorano	1,887	(5)	-	1,887	-	*
Carl T. Rennie	72,283		49,556	22,727	-	*
Carlos A. Franceschi	154,893		106,192	48,701	-	*
Carole Greenwell	726,135		497,826	228,309	-	*
Charles C. Krafczek	222,499		121,691	100,808	-	*
Chris Barcless	61,830		31,258	30,572	-	*
Christopher Carlin	377,257	(5)	-	363,712	13,545	*
Christopher Crain	107,392		73,626	33,766	-	*
Christopher D. Lemp	94,209		51,336	42,873	-	*
Christopher Karl Mellon	603,206		360,539	242,667	-	*
Christopher Laffey	1,032,452	(5)	141,590	860,862	30,000	*
Curtis G. Viebranz	449,126		254,904	194,222	-	*
Dan Verbic	250,226		145,046	105,180	-	*
Daniel J Schultz	51,630		35,397	16,233	-	*
Daniel R. Honeker	206,525		141,590	64,935	-	*
David Allan Freedman	51,630		35,397	16,233	-	*
David B. Campbell	61,957		42,477	19,480	-	*
David C. Johnson	103,262		70,795	32,467	-	*
Davina Lockhart	293,418		148,153	145,265	-	*
Deborah C. Mash	82,610		56,636	25,974	-	*
Delta Services of North Branch Capital LP	522,683		292,082	230,601	-	*
Douglas Jensen	220,629		130,056	90,573	-	*
Duncan Lamb	216,850		148,669	68,181	-	*
EBR Ventures LLC	2,905,370	(8)	1,112,726	1,090,206	702,438	2.5%
Edward J. Borkowski	1,414,224	(9)	502,827	307,923	603,474	2.1%
Edwin W. Laffey Jr	25,982		16,990	7,792	1,200	*
Elisa H. Allen	51,630		35,397	16,233	-	*
Eric Ridder	103,262		70,795	32,467	-	*
Eric Ridder Jr	103,262		70,795	32,467	-	*
Eric Workin	20,652		14,159	6,493	-	*
FirstFire Global Opportunities Fund, LLC	361,418		247,782	113,636	-	*
Francis H Bowen	165,385		113,385	52,000	-	*
Frank W Hamilton	2,504,812		1,452,212	1,052,600	-	*
Gary and Robin Gibson	309,787		212,385	97,402	-	*
Gary L. Brody	10,325		7,079	3,246	-	*
Gary Ryan Hart	144,567		99,113	45,454	-	*
Geoffrey J. Toman	103,262		70,795	32,467	-	*
Giovanni Domino	6,185	(5)	-	6,185	-	*
Girls Night Out LLC	206,525		141,590	64,935	-	*
H. Robert Holmes	206,525		141,590	64,935	-	*
Harbor Watch Partners LP	293,418		148,153	145,265	-	*
Harry A. Miller IV	293,418		148,153	145,265	-	*
Harvard Home Mortgage Inc.	809,731		502,129	307,602	-	*
Howard Fuhrman SEP IRA	586,836		296,307	290,529	-	*
IBS Holding Corp	619,576		424,771	194,805	-	*
JABCO LP	500,961	(10)	290,441	210,520	-	*
JAC Family, LLC	353,744		216,016	137,728	-	*
Jackson Melnick	339,631		-	339,631	-	*
Jacob Anthony Owens	20,652		14,159	6,493	-	*
Jacqueline Anne Matera & Gayle Lynne Matera	30,978		21,238	9,740	-	*
James Barone	82,610		56,636	25,974	-	*
James Bellis	104,535		58,415	46,120	-	*
James M. Walton Jr.	382,576		230,482	152,094	-	*
James Morizio	147,218		74,425	72,793	-	*
James Sapirstein	256,525	(11)	141,590	64,935	50,000	*
James Scott Croasdale	103,262		70,795	32,467	-	*
Jameson Stull	271,879		145,151	105,228	21,500	*
Jean Paul Skovronck	1,168	(5)	-	1,168	-	*
Jeffrey Craig Link Jr.	41,305		28,318	12,987	-	*
Jeffrey M Bertling	103,262		70,795	32,467	-	*
Joe Stack	103,262		70,795	32,467	-	*
John Degrandpre	169,023		102,627	66,396	-	*
John H de Neufville	206,525		141,590	64,935	-	*
John Hamblin	61,957		42,477	19,480	-	*
John J. Maydick Jr.	10,325		7,079	3,246	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Constance A. Kemmerer	413,050		283,180	129,870	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO Elizabeth K. Gray	413,050		283,180	129,870	-	*
John L. Kemmerer, Jr. Trust dtd 6/24/57 FBO John L. Kemmerer, III	413,050		283,180	129,870	-	*
John McCrossin	20,652		14,159	6,493	-	*
John McMichael Cox	41,305		28,318	12,987	-	*
Jonathan Gazdak	286,746	(5)	-	236,746	50,000	*
Jonathan K. Greenwell	20,652		14,159	6,493	-	*
Jonathan Paul Jacobs	206,525		141,590	64,935	-	*
Jonathan S. Scarpati	206,525		141,590	64,935	-	*
Joseph Amato	111,329	(5)	14,159	97,170	-	*
Joseph P. von Meister	156,053		93,735	62,318	-	*
Joshuah Melnick	339,630		-	339,630	-	*
Karolee Brown	120,804		72,219	48,585	-	*
Karolee Herner	29,443		14,885	14,558	-	*
Kathryn M. Parsons Rev Trust	500,961	(12)	290,441	210,520	-	*
KBB Asset Management	206,525		141,590	64,935	-	*
Kenneth D. Hendriksen	103,262		70,795	32,467	-	*
Kevin McCaffrey	123,915		84,954	38,961	-	*
Kirsten Dermer	51,630		35,397	16,233	-	*
Kyle Wade Huey	56,381		38,654	17,727	-	*
Larry J. Lambert II	51,630		35,397	16,233	-	*
Laurence Lytton	619,576		424,771	194,805	-	*
Laurie B. Mellon	103,262		70,795	32,467	-	*
Lawrence F. & Donna B. Michelson	415,272		251,343	153,929	10,000	*
Lincoln Park Capital Fund, LLC	1,977,975		816,191	799,574	362,210	1.3%
Lind Global Macro Fund, LP	619,576		424,771	194,805	-	*
Marcel Arrouet	215,993		106,192	48,701	61,100	*
Maria Dunn	1,500	(5)	-	1,500	-	*
Mark Bradford	51,630		35,397	16,233	-	*
Mark Gaynor	176,743		107,920	68,823	-	*
Mark Laue	51,630		35,397	16,233	-	*
Mark Swaim	268,062		146,673	121,389	-	*
Matias Isreal Escobar	82,610		56,636	25,974	-	*
Matthew Balk	600,994		297,179	303,815	-	*
Matthew Edward Traber	103,262		70,795	32,467	-	*
Matthew Kitchen	51,630		35,397	16,233	-	*
Matthew P. McMahon	206,525		141,590	64,935	-	*
Matthew Weinrich	97,065		66,546	30,519	-	*
Micah W. Rothstein	103,262		70,795	32,467	-	*
Michael Falk	103,262		70,795	32,467	-	*
Michael J. Atkinson	51,630		35,397	16,233	-	*
Michele Misiti	5,000	(5)	-	5,000	-	*
Molly and Joseph Walton Tenants in the entireties	382,576		230,482	152,094	-	*
Neil M. Metzheiser	751,443		435,663	315,780	-	*
Nicholas Devito	51,630		35,397	16,233	-	*
Nicholas W. Walsh	283,447		145,133	108,314	30,000	*
Nishan Vartanian	212,184		129,567	82,617	-	*
Nishann, LLC	82,610		56,636	25,974	-	*
Noel Rubin	143,097		72,342	70,755	-	*
OCI-VB, LLC	413,050		283,180	129,870	-	*
Parallax Biomedical Fund LP	103,262		70,795	32,467	-	*
Paul Lemp	83,933		44,291	39,642	-	*
Paul Messina	90,084	(5)	-	90,084	-	*
Peter Carpentier	103,262		70,795	32,467	-	*
Peter Herner	198,848		109,822	89,026	-	*
Peter M Rooney	61,630		35,397	16,233	10,000	*
Philip W Smith III	353,642		215,946	137,696	-	*
PRK Partners LP	293,418	(13)	148,153	145,265	-	*
Rachel Walton	382,576		230,482	152,094	-	*
Ralph I. Rugolo Trust dtd 8/20/91	18,586		12,742	5,844	-	*
Ralph Worthington	309,787		212,385	97,402	-	*
Ratherby Investments, LLC	103,262		70,795	32,467	-	*
Ratherby Torch LLC	154,893		106,192	48,701	-	*
Raymond & Catherine Marzulli	142,800		72,192	70,608	-	*
Raymond L. Schettino	206,525		141,590	64,935	-	*
Richard G. and Dorothy C. Hyman	30,978		21,238	9,740	-	*
Richard Melnick	1,006,746		806,746	-	200,000	*
Robert Bailey	103,262		70,795	32,467	-	*
Robert G. Murphy Jr.	413,050		283,180	129,870	-	*
Robert Omohundro	11,105	(5)	-	11,105	-	*
Robert Stefanelli	2,300	(5)	-	2,300	-	*
Robert W. Holmes IRA	293,927		148,502	145,425	-	*
Rocco Guidicipietro	90,677	(5)	-	90,677	-	*
Roger H. Kriete	147,116		74,355	72,761	-	*
RPLLC	297,914		178,429	119,485	-	*
RRNR Investments LLC	500,452		290,092	210,360	-	*
Ryan N. Johnson	495,660		339,816	155,844	-	*
S Clarke Moody	1,062,361		535,885	303,753	222,723	*
Sean Flanagan	60,421		36,123	24,298	-	*
Shawn T. Pearce IRA	61,957		42,477	19,480	-	*
Skyler Ward	70,216		48,139	22,077	-	*
St. Health Capital Investment Corp	1,467,094		740,770	726,324	-	*
Stacy L. Giunta Revocable Trust	147,218	(14)	74,425	72,793	-	*
Stefan D. Powell	206,732		141,732	65,000	-	*
Steven Jun Isaki	134,240		92,033	42,207	-	*
Sunset Cove Irrevocable Trust	1,915,939	(15)	1,154,508	761,431	-	*
Target Capital LLC	3,097,881		2,123,856	974,025	-	*
Terri Sanker Taube	103,262		70,795	32,467	-	*
The Entrust Group as custodian for the John Cox IRA	51,630		35,397	16,233	-	*
Thomas de Neufville	103,262		70,795	32,467	-	*
Thoroughbred Pharma, LLC	1,342,414		920,337	422,077	-	*
Todd Bates	29,385		14,845	14,540	-	*
Toni Ann Maisano	1,921	(5)	-	1,921	-	*
Trust B fbo Amory L. Ross	103,262		70,795	32,467	-	*
Udai Tennati	41,305		28,318	12,987	-	*
Vince Pereira	845	(5)	-	845	-	*
Vincent V. Basile & Lara Coraci Basile	206,525		141,590	64,935	-	*
William Benjamin Holmes	41,305		28,318	12,987	-	*
William E. Webbe IV	73,608		37,212	36,396	-	*
William Edward Webbe V	353,744		216,016	137,728	-	*
William H. Combs	29,443		14,885	14,558	-	*
William J. May	103,262		70,795	32,467	-	*
William M. Cody	103,262		70,795	32,467	-	*
William or Andrea Weitzman	20,652		14,159	6,493	-	*
William Pyznar	375,568		217,726	157,842	-	*
William Stewart	51,630		35,397	16,233	-	*

* Less than 1%.

(1)
Except as noted below, beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All entries exclude beneficial ownership of shares issuable pursuant to warrants, options or other derivative securities that have not vested or that are not otherwise exercisable as of the date hereof or which will not become vested or exercisable within 60 days of September 15, 2020.

(2)
Includes shares of common stock issuable upon conversion of the Series B Preferred Stock and shares of common stock issuable upon exercise of the warrants issued in connection with the Convertible Notes Offering, the Private Placement and the Exchange.

(3)
Includes shares of common stock owned prior to the Convertible Notes Offering, the Private Placement and the Exchange, which shares are not being offered pursuant to this prospectus, including as noted in greater detail below.

(4)
All percentage calculations are based on 28,502,850 shares of common stock outstanding as of September 15, 2020 and are rounded to the nearest tenth of a percent. Warrants, options or other derivative securities that are presently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding such securities for the purpose of calculating the percentage ownership of that person, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

(5)
Includes shares of common stock issuable upon exercise of Placement Agent Warrants issued in connection with the Private Placement, the Exchange and the Convertible Notes Offering. The selling stockholder is affiliated with Alexander Capital LP, which acted as placement agent in connection with such transactions.

(6)
Includes 135,890 shares of common stock issuable upon conversion of the Series B Preferred Stock and 145,265 shares issuable upon exercise of warrants held by Harbor Watch Partners, LP; and (ii) 64,935 shares of common stock issuable upon conversion of the Series B Preferred Stock and 32,467 shares issuable upon exercise of warrants held by Trust B fbo Amory L. Ross. As General Partner of Harbor Watch Partners, LP, Amory Ross holds sole voting and dispositive power over the shares held by such entity. As Trustee of Trust B fbo Amory L. Ross, Amory Ross holds sole voting and dispositive power over the shares held by such entity.

(7)
As General Partner of BTR Partners, Ben Ross holds sole voting and dispositive power over the shares held by such entity.

(8)
Includes 719,545 shares of common stock and 461,597 shares of common stock issuable upon exercise of warrants held by EBR Ventures, LLC. Edmund Burke Ross, Jr. is the Manager of EBR Ventures, LLC and has voting and dispositive power over the shares held by such entity. The address of Mr. Ross, Jr. is c/o JDJ Family Office Services, P.O. Box 962049, Boston, MA 02196.

(9)
Includes (i) 409,773 shares of common stock; (ii) 80,021 shares of common stock issuable upon the exercise of warrants; (iii) 100,000 shares of common stock issuable upon exercise of vested options; and (iv) 13,680 shares of common stock held by Mr. Borkowski’s spouse. Excludes 40,000 shares of common stock issuable upon exercise of unvested options.

(10)
As General Partner of JABCO LP, J. Geddes Parsons holds sole voting and dispositive power over the shares held by such entity.

(11)
Includes 50,000 shares of common stock issuable upon exercise of vested options. Excludes 1,450,000 shares of common stock issuable upon exercise of unvested options.

(12)
As Trustee of Kathryn M. Parsons Rev. Trust, Kathryn M. Parsons holds sole voting and dispositive power over the shares held by such entity.

(13)
As a principal of PRK Partners, LP, Parthenia Ross Kiersted holds sole voting and dispositive power over the shares held by such entity.

(14)
As Trustee of Stacy L. Giunta Revocable Trust, Stacy L. Giunta holds sole voting and dispositive power over the shares held by such entity.

(15)
As Trustee of Sunset Cove Irrevocable Trust, Philip A. Sigel holds sole voting and dispositive power over the shares held by such entity.

Issuances of our common stock to the selling stockholders will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to the selling stockholders identified herein.

USE OF PROCEEDS

The common stock to be offered and sold using this prospectus will be offered and sold by the selling stockholders named in this prospectus. Accordingly, we will not receive any proceeds from any sale of shares of our common stock in this offering. A portion of the shares covered by this prospectus may be issued upon exercise of the warrants. Upon any cash exercise of the warrants, the selling stockholders will pay us the applicable exercise price. The Placement Agent Warrants may be exercised and resold hereunder on a cashless basis, at the option of their holders, and we will not receive any proceeds upon such cashless exercise. We anticipate that proceeds that we receive from the cash exercise of such warrants, if any, will be used for working capital and general corporate purposes, including, without limitation, development of our product candidates, and general and administrative expenses. We will pay all of the fees and expenses incurred by us in connection with this registration. We will not be responsible for fees and expenses incurred by the selling stockholders or any underwriting discounts or agent’s commissions.

PLAN OF DISTRIBUTION

 Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby from time to time directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus could be affected in one or more of the following methods:

●
ordinary brokers’ transactions;

●
transactions involving cross or block trades;

●
through brokers, dealers, or underwriters who may act solely as agents;

●
“at the market” into an existing market for the common stock;

●
in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

●
in privately negotiated transactions; or

●
any combination of the foregoing.

The selling stockholders also may resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. If the selling stockholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with NASD Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASD IM-2440.

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the shares of common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute their shares of common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement to be in compliance with the current public information under Rule 144 under the Securities Act, or any other rule of similar effect (assuming that the shares were at no time held by any affiliate of ours, and all warrants are exercised by “cashless exercise” as provided in each of the warrants) or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act, or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

Our common stock is quoted on The Nasdaq Capital Market under the symbol “AZRX”.

DESCRIPTION OF SECURITIES

The following summary of the rights of our capital stock is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, copies of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 30, 2020, as amended on April 29, 2020, and the Certificate of Designations and forms of warrants, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part , which are incorporated by reference herein.

General

Our certificate of incorporation, as amended and restated on December 20, 2019 (our “Charter”) authorizes the issuance of up to 150,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

As of September 15, 2020, there were 28,502,850 shares of our common stock issued and outstanding, which were held by approximately 95 stockholders of record. As of September 15, 2020, there were 387,000 shares of restricted stock units and restricted stock subject to vesting and issuance, approximately 25,229,846 shares of common stock subject to outstanding warrants, and 4,312,506 shares of common stock subject to outstanding stock options. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Charter and Amended and Restated Bylaws (our “Bylaws”) do not provide for cumulative voting rights.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

We currently have up to 10,000,000 shares of preferred stock, par value $0.0001 per share, authorized and available for issuance in one or more series. Our board of directors is authorized to divide the preferred stock into any number of series, fix the designation and number of each such series, and determine or change the designation, relative rights, preferences, and limitations of any series of preferred stock. The board of may increase or decrease the number of shares initially fixed for any series, but no decrease may reduce the number below the shares then outstanding and duly reserved for issuance. As of September 15, 2020, 5,194.805195 shares were designated as Series B Preferred Stock, of which 2,912.583005 were issued and outstanding. No other series of preferred stock have been designated at this time.

Series B Preferred Stock

On July 16, 2020, we designated 5,194.805195 shares as Series B Preferred Stock and issued 2,912.583005 of such shares. This leaves 2,282.222190 shares of authorized but unissued Series B Preferred Stock. We currently have 2,912.583005 shares of preferred stock issued and outstanding. This leaves 9,997,087.416995 shares of preferred stock authorized but unissued. The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Series B Preferred Stock.

Under the Certificate of Designations of the Series B Preferred Stock (the “Certificate of Designations”) each share of Series B Preferred Stock will be convertible, at the holder’s option at any time, into common stock at a conversion rate equal to the quotient of (i) the $7,700 stated value (the “Series B Stated Value”) divided by (ii) the initial conversion price of $0.77, subject to specified adjustments for stock splits, cash or stock dividends, reorganizations, reclassifications other similar events as set forth in the Certificate of Designations. In addition, if at any time after the six month anniversary of the date of the Private Placement, the closing sale price per share of common stock exceeds 250% of the initial conversion price, or $1.925, for 20 consecutive trading days, then all of the outstanding shares of Series B Preferred Stock will automatically convert (the “Automatic Conversion”) into such number of shares of common stock as is obtained by multiplying the number of shares of Series B Preferred Stock to be so converted, plus the amount of any accrued and unpaid dividends thereon, by the Series B Stated Value per share and dividing the result by the then applicable conversion price.

The Series B Preferred Stock contains limitations that prevent the holder thereof from acquiring shares of common stock upon conversion (including pursuant to the Automatic Conversion) that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of common stock outstanding immediately after giving effect to the conversion, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Each holder of shares of Series B Preferred Stock, in preference and priority to the holders of all other classes or series of our stock, is entitled to receive dividends, commencing from the date of issuance. Such dividends may be paid by us only when, as and if declared by the Board, out of assets legally available therefore, semiannually in arrears on the last day of June and December in each year, commencing December 31, 2020, at the dividend rate of 9.0% per year, which is cumulative and continues to accrue on a daily basis whether or not declared and whether or not we have assets legally available therefore. We may pay such dividends at our sole option either in cash or in kind in additional shares of Series B Preferred Stock (rounded down to the nearest whole share), provided we must pay in cash the fair value of any such fractional shares in excess of $100.00. Under the Certificate of Designations, to the extent that applicable law or any of our existing contractual restrictions prohibit any required issuance of additional shares of Series B Convertible Preferred Stock as in-kind dividends or otherwise (“Additional Shares”), then appropriate adjustment to the conversion price of the Series B Convertible Preferred Stock shall be made so that the resulting number of conversion shares includes the aggregate number of shares of common stock into which such Additional Shares would otherwise be convertible.

Under the Certificate of Designations, each share of Series B Preferred Stock carries a liquidation preference equal to the Series B Stated Value (as adjusted thereunder) plus accrued and unpaid dividends thereon (the “Liquidation Preference”).

In the event we effect any issuance of common stock or common stock equivalents for cash consideration, or a combination of units thereof (a “Subsequent Financing”), each holder of the Series B Preferred Stock has the right, subject to certain exceptions set forth in the Certificate of Designations, at its option, to exchange (in lieu of cash subscription payments) all or some of the Series B Preferred Stock then held (with a value per share of Series B Preferred Stock equal to the Liquidation Preference) for any securities or units issued in a Subsequent Financing on dollar-for-dollar basis.

The holders of the Series B Preferred Stock, voting as a separate class, will have customary consent rights with respect to certain corporate actions by us. We may not take the following actions without the prior consent of the holders of at least a majority of the Series B Preferred Stock then outstanding: (a) authorize, create, designate, establish, issue or sell an increased number of shares of Series B Preferred Stock or any other class or series of capital stock ranking senior to or on parity with the Series B Preferred Stock as to dividends or upon liquidation; (b) reclassify any shares of common stock or any other class or series of capital stock into shares having any preference or priority as to dividends or upon liquidation superior to or on parity with any such preference or priority of Series B Preferred Stock; (c) amend, alter or repeal our Certificate of Incorporation or Bylaws and the powers, preferences, privileges, relative, participating, optional and other special rights and qualifications, limitations and restrictions thereof, which would adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; (d) issue any indebtedness or debt security, other than trade accounts payable, insurance premium financings and/or letters of credit, performance bonds or other similar credit support incurred in the ordinary course of business, or amend, renew, increase, or otherwise alter in any material respect the terms of any such indebtedness existing as of the date of first issuance of shares of Series B Preferred Stock; (e) redeem, purchase, or otherwise acquire or pay or declare any dividend or other distribution on (or pay into or set aside for a sinking fund for any such purpose) any of our capital stock; (f) declare bankruptcy, dissolve, liquidate, or wind up our affairs; (g) effect, or enter into any agreement to effect, a Change of Control (as defined in the Certificate of Designations); or (h) materially modify or change the nature of our business.

Warrants

Note Warrants

There are currently 3,558,795 Note Warrants outstanding. The Note Warrants have an exercise price of $1.07 per share and expire five years from the date of issuance. Each full Note Investor Warrant entitles the holder thereof to purchase one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Note Warrants are subject to appropriate adjustment in the event of stock splits affecting the common stock.

In the event of any reclassification of our capital stock is effected in such a way that holders of common stock are entitled to receive stock, securities, or other assets or property, then, as a condition of such reclassification, we are required to make lawful and adequate provisions whereby the holders of the Note Warrants thereafter have the right to purchase and receive (in lieu of the shares of the common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by such Note Warrants) such shares of stock, securities or other assets or property as may be issued or payable with respect to or in exchange for a number of outstanding shares of such common stock equal to the number of shares of such common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by such Note Warrants.

The holders of the Note Warrants may exercise the Note Warrants on a cashless basis, solely to the extent no resale registration statement is available at the time of exercise.

Certain of the Note Warrants were not exercisable, including by way of cashless exercise, until the six-month anniversary of the date of issuance. In addition, we are prohibited from effecting an exercise of such Note Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 4.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 9.99%.

January Placement Agent Warrants

There are currently 444,104 January Placement Agent Warrants outstanding. The January Placement Agent Warrants have substantially the same terms as the Note Warrants, except that they have exercise prices ranging from $1.21 per share to $1.42 per share, were not exercisable, including by way of cashless exercise, until the 6-month anniversary of the date of issuance.

Series B Warrants

There are currently 14,562,826 Series B Warrants outstanding. The Series B Warrants have an exercise price of $0.85 per share and expire five years from the date of issuance. Each full Series B Warrant entitles the holder thereof to purchase one share of common stock. The exercise price and number of shares of common stock issuable upon exercise of the Series B Warrants are subject to appropriate adjustment in the event of stock dividends, distributions, stock splits, combinations or similar events affecting the common stock and the exercise price.

If the common stock is changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise, then, and in each event, we are required to make an appropriate revision to the exercise price of the Series B Warrants so that, upon any subsequent exercise of the Series B Warrants, the holders thereof have the right to receive, in lieu of common stock, the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of shares of common stock for which such Series B Warrants were exercisable immediately prior to such reclassification, exchange, substitution or other change.

If at any time we effect a capital reorganization or a merger or consolidation with or into another corporation where the holders of our outstanding voting securities prior to such merger or consolidation do not own over 50% of the outstanding voting securities of the merged or consolidated entity, immediately after such merger or consolidation, or the sale of all or substantially all of our properties or assets to any other person (an “Organic Change”), then as a part of such Organic Change, we are required to make an appropriate revision to the exercise price of the Series B Warrants if necessary and we are required to make provision if necessary (by adjustments of the exercise price or otherwise) so that, upon any subsequent exercise of the Series B Warrants, the holders thereof shall have the right to receive, in lieu of common stock, the kind and amount of shares of stock and other securities or property resulting from the Organic Change.

The holders of the Series B Warrants may exercise the Series B Warrants on a cashless basis, solely to the extent no resale registration statement (or applicable exemption from registration) is available at the time of exercise.

We are prohibited from effecting an exercise of any Series B Warrants to the extent that such exercise would result in the number of shares of common stock beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of common stock outstanding immediately after giving effect to the exercise, which percentage may be increased or decreased at the holder’s election not to exceed 19.99%.

Exchange Warrants

There are currently 1,772,937 Exchange Warrants outstanding. The Exchange Warrants have the same terms as the Series B Warrants.

July Placement Agent Warrants

There are currently 1,382,902 July Placement Agent Warrants outstanding. The July Placement Agent Warrants have substantially the same terms as the Series B Warrants, except that the they have an exercise price equal to $1.06 per share, are not be callable and provide for cashless exercise.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “AZRX”.

Transfer Agent

The transfer agent and registrar for our common stock is Colonial Stock Transfer, 66 Exchange Place, 1st Floor, Salt Lake City, Utah 84111, Tel: (801) 355-5740.

Anti-Takeover Effects of Certain Provisions of Delaware Law and of Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our Charter and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law.

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

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at or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

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the owner of 15% or more of the outstanding voting stock of the corporation;

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an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

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the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Charter and Bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Charter and Bylaws.

Provisions of our Charter and Bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler LLP, New York, New York.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been incorporated by reference in reliance upon the report of Mazars USA LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing. The 2019 and 2018 audited annual consolidated financial statements of AzurRx BioPharma, Inc., as of and for the years ended December 31, 2019 and 2018, have been audited by Mazars USA LLP, independent registered public accounting firm. The audit report dated March 30, 2020 for the 2019 audited annual consolidated financial statements includes an explanatory paragraph which states that certain circumstances raise substantial doubt about our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith we file annual, quarterly, and other reports, proxy statements and other information with the Commission under the Exchange Act. Such reports, proxy statements and other information, including the Registration Statement, and exhibits and schedules thereto, are available to the public through the Commission’s website at www.sec.gov.

We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the Commission.

We have filed with the Commission a registration statement under the Securities Act of 1933, as amended, relating to the offering of these securities. The registration statement, including the attached exhibits, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can obtain a copy of the registration statement, at prescribed rates, from the Commission at the address listed above, or for free at www.sec.gov. The registration statement and the documents referred to below under “Incorporation of Certain Information by Reference” are also available on our website, www.azurrx.com/investors/regulatory-filings.

We have not incorporated by reference into this prospectus supplement the information on our website, and you should not consider it to be a part of this prospectus supplement.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents filed with the SEC are incorporated by reference into this prospectus:

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our Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 30, 2020 , as amended on April 29, 2020;

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our Quarterly Report on Form 10-Q for the periods ended March 31, 2020, and June 30, 2020 filed on May 15, 2020 and August 14, 2020, respectively;

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our Current Report on Form 8-K, filed on January 6, 2020, January 13, 2020, January 14, 2020, January 22, 2020, March 2, 2020, March 27, 2020, April 14, 2020, April 21, 2020, May 1, 2020, June 1, 2020, June 12, 2020, July 15, 2020, July 20, 2020, July 27, 2020, August 5, 2020, August 21, 2020 and September 14, 2020;

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our definitive proxy statement on Schedule 14A, filed on August 11, 2020; and

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the description of our common stock which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed on August 8, 2016, including any amendment or reports filed for the purposes of updating this description.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 or 15 of the Exchange Act (other than any portions of filings that are furnished rather than filed pursuant to Items 2.02 and 7.01 of a Current Report on Form 8-K) after the date of the initial registration statement of which this prospectus is a part and prior to effectiveness of such registration statement. All documents we file in the future pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering are also incorporated by reference and are an important part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

53,475,768 Shares
Common Stock

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give any information or to make any representations not contained in this prospectus. You must not rely on any unauthorized information. This prospectus is not an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

September 21, 2020